Filed by Sanofi-Synthelabo
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                               Date: May 5, 2004


         On May 5, 2004, Sanofi-Synthelabo issued the following press release.

          In   connection   with   the   proposed    acquisition   of   Aventis,
Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. INVESTORS AND HOLDERS OF AVENTIS SECURITIES ARE STRONGLY ADVISED TO READ THE REGISTRATION STATEMENT AND THE
PROSPECTUS/OFFER TO EXCHANGE, THE RELATED EXCHANGE OFFER MATERIALS AND THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS (INCLUDING ANY SUPPLEMENT RELATING TO SANOFI-SYNTHELABO'S REVISED OFFER), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus/offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with its revised offer, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange as soon as practicable.


                                     * * * *

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                                                        [SANOFI-SYNTHELABO LOGO]


[GRAPHIC] INVESTOR RELATIONS                                Paris, May 5th, 2004





                      SANOFI-SYNTHELABO'S OFFER FOR AVENTIS

      REQUEST FOR ADDITIONAL INFORMATION FROM THE FEDERAL TRADE COMMISSION


As previously disclosed, Sanofi-Synthelabo has engaged in a dialogue with the FTC on its offer for Aventis since December 2003. Sanofi-Synthelabo has fully cooperated with the FTC's investigation. As has been previously reported, Sanofi-Synthelabo has agreed to divest Arixtra and Fraxiparine to GlaxoSmithKline with the condition of the success of the offer to resolve an FTC concern.

On April 26, 2004, Sanofi-Synthelabo announced an increased offer, which has been recommended by Aventis Supervisory Board. This increased offer is not subject to the condition precedent of the expiration or termination of the applicable waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act.

Sanofi-Synthelabo's Hart-Scott-Rodino notification form was filed with the FTC on April 5, 2004 and the initial 30-day HSR waiting period expires on May 5, 2004. As is standard practice when investigating a friendly transaction of this significance, the FTC has today issued a "second request" for information to enable it to complete its ongoing investigation of Sanofi-Synthelabo's offer.

Sanofi-Synthelabo and Aventis will fully cooperate with the FTC's investigation to resolve all remaining issues as promptly as possible.

Sanofi-Synthelabo does not expect that resolution of the issues being discussed with the FTC will have any material impact on the business of the future group.

Sanofi-Synthelabo does not expect the FTC's issuance of the second request to delay or otherwise affect the completion of its exchange offer for Aventis, which is expected to occur on or before the end of the second quarter of 2004.


In accordance with article 7 of the COB rule no. 2002-04, this document was transmitted to the Autorite des marches financiers (AMF) before its publication.


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IMPORTANT  INFORMATION:  In connection with the proposed acquisition of Aventis,
Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314) , including a prospectus/offer to exchange, and will file additional documents with the United States Securities and Exchange Commission (SEC)
INVESTORS  ARE  URGED  TO  READ  THE  REGISTRATION   STATEMENT,   INCLUDING  THE
PROSPECTUS/OFFER TO EXCHANGE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS (INCLUDING ANY SUPPLEMENT RELATING TO ITS REVISED OFFERS), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with
the  SEC,  may  be  obtained  at  the  SEC's  web  site  at   www.sec.gov.   The
prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or
1-(800)  322-2885  (toll-free  call);  e-mail  proxy@mackenziepartners.com.   In
connection with its revised offer, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange as soon as practicable.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d'information), which has been granted visa number 04-0090 by the AMFand which is available on the website of the AMF (WWW.AMF-FRANCE.ORG) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to all other appropriate documents relating to the French offer filed with the AMF.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (WWW.SANOFI-SYNTHELABO.COM). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at WWW.SEC.GOV as well as of the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) at WWW.AMF-FRANCE.ORG or directly from Sanofi-Synthelabo on our web site at: WWW.SANOFI-SYNTHELABO.COM.




INVESTOR RELATIONS DEPARTMENT
Philippe Goupit         Director of Investor Relations
Arnaud Delepine         Investor Relations Europe
Sanjay Gupta            Investor Relations US
Anne d'Halluin-Sulzer   Investor Relations


CONTACTS:
E-mail:  investor-relations@sanofi-synthelabo.com
Europe                              US
Tel:      + 33 1 53 77 45 45        Tel:      +1 212 551 42 93
Fax:      + 33 1 53 77 42 96        Fax:      +1 212 551 49 92


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